UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42618

Phoenix Asia Holdings Limited

(Registrant’s Name)

Workshop B14, 8/F, Block B
Tonic Industrial Center, 19 Lam Hing Street
Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Phoenix Asia,” “we,” “us” and “our” refer to Phoenix Asia Holdings Limited and its subsidiaries.

Change in Registrant’s Certifying Accountant

On June 10, 2025, the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of Phoenix Asia accepted the resignation of ARK Pro CPA & Co (“ARK Pro”) as its independent registered public accounting firm, effective immediately. ARK Pro had served as the Company’s independent registered public accounting firm since July 12, 2024. On June 10, 2025, the Audit Committee approved the appointment of J&S Associate PLT (“J&S”) as Phoenix Asia’s independent registered public accounting firm, effective immediately. The services previously provided by ARK Pro will be provided by J&S, effective as of June 10, 2025.

The reports of ARK Pro on the financial statements of Phoenix Asia for the years ended March 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the years ended March 31, 2024 and 2023, through June 10, 2025, there were no disagreements with ARK Pro on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreements, if not resolved to the satisfaction of ARK Pro, would have caused ARK Pro to make reference to the subject matter of the disagreements in connection with its reports on Phoenix Asia’s financial statements for such periods.

There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the two years ended March 31, 2024 and 2023 and through June 10, 2025, except that ARK Pro advised that Company of a few material weaknesses in the Company’s internal control over financial reporting that relates to (1) the Company’s lack of sufficient full-time personnel with appropriate levels of knowledge of accounting principles generally accepted in the United States of America (U.S. GAAP”) and financial reporting requirements set forth by the SEC to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; (2) the Company’s lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that the policies and procedures have been carried out as planned; and (3) the Company’s lack of appropriate policies and procedures in place to evaluate the proper accounting and disclosures of key documents and agreements.

Phoenix Asia provided ARK Pro with a copy of the forgoing disclosure and requested ARK Pro to furnish Phoenix Asia with a letter addressed to the Securities and Exchange Commission stating whether or not ARK Pro agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of ARK Pro’s letter, dated June 10, 2025, is filed as Exhibit 99.1 to this Form 6-K.

During the years ended March 31, 2024 and 2023 and through June 10, 2025, neither Phoenix Asia nor anyone acting on Phoenix Asia’s behalf, consulted J&S with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Phoenix Asia’s consolidated financial statements, and neither a written report was provided to Phoenix Asia nor oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by Phoenix Asia in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Letter from ARK Pro CPA & Co dated June 10, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Asia Holdings Limited

Date: June 11, 2025	By:	/s/ Chi Kin Kelvin Yeung
	Name:	Chi Kin Kelvin Yeung
	Title:	Chairman of the Board and Chief Executive Officer

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